Exhibit 99.1

Sandspring Resources Ltd. reports 388.5m intercept of 2.01 g/t Gold and 0.30% Copper in drill hole TPD 242 in expansion of higher-grade mineralization at Toroparu

November 14, 2011 -- SANDSPRING RESOURCES LTD. (SSP: TSX-V) ("Sandspring" or the "Company") is pleased to announce further results from its 2011 expansion and infill-drilling program at the Toroparu Gold-Copper Deposit in the Republic of Guyana, South America (“Toroparu”).

The Company will host a conference call today, Monday November 14th at 11:30 AM EST to address questions regarding the recently signed Mineral Agreement and other developments (call-in details provided at the end of this press release).

The current infill program is specifically designed to confirm the extent and continuity of elevated grade along the orientation of higher grade mineralized lenses.  These features were identified over the course of 2011 by additional definition drilling and improved resource and geologic modeling (Figures 1, 2, and 3).

Intercepts from drill holes TPD 242 and 247, drilled along strike and plunge of these lenses, highlight the extent of higher-grade mineralization located in the central part of the East Main Zone (Table 1). These results confirm our expectations and demonstrate good elevated gold and copper grade continuity and distribution to drill depths of over 600 m.

Further analytical results from the other infill holes TPD 248, 248A, 248B, 249 and 250, provide a better understanding of the geological controls and improve the quality and accuracy of the resource modeling.

Additionally, the Company is reporting results that include exploration drilling to the northwest and south of the currently defined resource area in holes TPD 239, 240, 243 and 245, as well as step-out and exploration drilling to the southeast of the main resource area in drill holes TPD 238, 241, and 244. Several intercepts in this area, often mineralized over widths of 10 meters or more, indicate the potential to find significant extensions of gold and copper mineralization to the southeast of the currently defined resource area (Figure 1).

Table 1: Highlights of Weighted Average Composite Grade Intervals, Drill holes TPD238-265
To view detailed weighted average composite details for all drill holes TPD 238-250 please see Table 2 appended to the end of this press release.

Hole ID	From(m)	To(m)	Length(m)	Gold(g/t)	Cu (%)	Comment
TPD241	186.00	207.00	21.00	1.26	0.31	Step out
	214.50	225.00	10.50	1.44	0.15
TPD242	0.00	97.50	97.50	1.10	0.29	Infill
Incl.	82.50	94.50	12.00	3.00	0.65
	126.00	514.50	388.50	2.01	0.30
Incl.	166.50	202.50	36.00	3.07	0.50
Incl.	139.50	370.50	231.00	2.69	0.42
And	450.00	514.50	64.50	1.35	0.13
TPD245	70.50	72.00	1.50	3.27	0.09	Exploration
	244.50	247.50	3.00	0.93	0.01

TPD246	358.50	474.00	115.50	1.15	0.03	Infill
	712.50	718.50	6.00	3.45	0.00
TPD247	49.50	126.00	76.50	1.17	0.40	Infill
	181.50	330.00	148.50	2.34	0.39
Incl.	219.00	223.50	4.50	17.87	1.83
Incl.	283.50	330.00	46.50	3.06	0.36
And	289.50	294.00	4.50	18.11	0.52
And	309.00	315.00	6.00	8.78	0.79
	345.00	370.50	24.00	1.01	0.07
	378.00	448.50	70.50	1.09	0.11
	465.00	609.00	144.00	1.39	0.12
	643.50	673.50	30.00	1.20	0.05
Incl.	654.00	655.50	1.50	19.3*	0.14
	778.50	795.00	16.50	1.77	0.18
	823.50	840.00	16.50	1.77	0.18
TPD248B	391.50	408.00	16.50	1.76	0.01	Step out
	483.00	495.00	12.00	2.68	0.01
Incl.	493.50	495.00	1.50	21.3*	0.01
TPD249	166.50	183.00	16.50	1.02	0.07	Infill
TPD250	456.00	469.50	13.50	2.07	0.00	Infill
Incl.	468.00	469.50	1.50	58.4*	0.00
 * All intervals are reported as down-hole lengths and additional information is required to determine true widths.
* Gold assay values greater than 12 g/t are top-cut to be consistent with the last reported NI 43-101 resource model.

Figure 1: Plan View of Drill Hole Locations TPD 238-250

Figure 2: Longitudinal Section - Gold
Figure 2 highlights of areas of elevated grade of Au >1.5 g/t delineated over the course of 2011 infill drill and resource modeling programs, identified as a series of mineralized lenses with an east-west orientation and plunging 45 degrees to the west in the core of the Main East Domain of the Toroparu deposit.

Figure 3: Longitudinal Section - Copper
Figure 3 highlights of areas of elevated grade of Cu >0.1% delineated over the course of 2011 infill drill and resource modeling programs, identified as a series of mineralized lenses with an east-west orientation and plunging 45 degrees to the west in the core of the Main East Domain of the Toroparu deposit.

Werner Claessens, VP Exploration states... ‟As we approach the end of the 2011 infill drill program, there is good reason to be satisfied with the results.  Our understanding of the geological context of the gold/copper mineralization system at Toroparu has been greatly enhanced and we are working hard to complete the geological model for this deposit.   It seems obvious these  assay results will improve both the quality and size of the resource.  Furthermore, we continue to obtain encouraging results from expansion drilling to the southeast of the current resource area, opening the possibility to extend the resource in this direction.  The current phase of infill drilling, when complete, will expand total drilling from the 63,614 m contained in the Company’s April 30th 2011 Preliminary Assessment to approximately 125,000 metres allowing for an update of the resource model, the economics defined in the Preliminary Assessment, and the definition of a world-class resource that has the potential to be converted to reserve classifications in the upcoming pre-feasibility engineering of the project.”

Results from Holes TPD 238-250 represent an additional 6,177 m of diamond core drilling within the Toroparu Deposit area.  A total of 48,225 m of results has now been reported from the 2011 Drill Program; with a total of 118,941 m reported from the Toroparu Deposit.

Analytical testing and reporting of quantitative assays for the results reported in this press release was performed independently by Acme Analytical Laboratories Ltd. ("AcmeLabs"). AcmeLabs is an ISO9001: 2008 accredited laboratory. A system of blanks, standards and duplicates were added to the Toroparu sample stream by the Company to verify accuracy and precision of assay results, supplementing a variety of internal QA/QC tests performed by AcmeLabs.

Mr. Brian Ray, P.Geo., Senior Resource Geologist with Sandspring and a Qualified Person under NI 43-101, has reviewed and approved the technical content of this press release.

Sandspring will host a conference call for anyone interested in addressing questions to management regarding the Mineral Agreement on Monday, November 14, 2011 at 11:30 AM EST.

Conference Call-in Toll-Free Number - U.S. and Canada	(877) 407-8033
Audio Call-in International	(201) 689-8033

Anyone not able to participate in the conference call can listen to an audio webcast available for 60 days at: http://www.investorcalendar.com/IC/CEPage.asp?ID=166591.

Sandspring Resources Ltd. is a well-funded Canadian junior mining company currently in advanced exploration and prefeasibility assessment of the multi-million ounce Toroparu Gold-Copper Deposit in the Republic of Guyana. Visit Sandspring’s website at www.sandspringresources.com.

To view our previous disclosure on the latest resource estimate:
(http://www.sandspringresources.com/Investors/Press-releases/Press-Release-Details/2011/Sandsprings-NI-43-101-Compliant-Mineral-Resource-Update-for-the-Toroparu-Project-shows-32-increase-in-Measured--Indicated-/default.aspx )
To see the Preliminary Economic Assessment for the Toroparu Gold-Copper project:
(http://www.sandspringresources.com/Investors/Press-releases/Press-Release-Details/2011/Sandspring-Announces-Positive-Preliminary-Economic-Assessment-for-Toroparu-Gold-Copper-Project-Annual-Production-for-First-F/default.aspx).

FOR FURTHER INFORMATION PLEASE CONTACT:
Sandspring Resources Ltd.
Investor Relations
(720) 854-0104
info@sandspringresources.com

Additional information on Sandspring can be viewed on SEDAR under the Company's profile at www.sedar.com or on Sandspring's website at www.sandspringresources.com.

This press release includes certain forward-looking statements concerning future performance and operations of the Company as well as management's objectives, strategies, beliefs and intentions. Forward-looking statements are frequently identified by such words as "may", "will", "plan", "expect", "anticipate", "estimate", "intend" and similar words referring to future events and results. Forward-looking statements are based on the current opinions and expectations of management at the time such statements are made. All forward-looking statements and information is inherently uncertain and subject to a variety of assumptions, risks and uncertainties, including the speculative nature of mineral exploration and development, fluctuating commodity prices, the Company's successful advancement of the Toroparu Gold- Copper Deposit toward feasibility and obtaining positive results from ongoing evaluation and testing of multiple gold targets located elsewhere in the Company's landholdings, among other risks as described in our public filings available at www.sedar.com. Actual events or results may differ materially from those projected in the forward-looking statements and we caution against placing undue reliance thereon. Sandspring Resources Ltd. has an ongoing obligation to disclose material information, as it becomes available.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Source: Sandspring Resources Ltd.

Table 2: Weighted Average Composite Grade Intervals, Holes TPD238-250
Hole ID	From(m)	To(m)	Length(m)	Gold(g/t)	Cu (%)	Comment

TPD238	32.50	35.50	3.00	0.34	0.03	Exploration
	126.00	132.00	6.00	0.29	0.12
	141.00	142.50	1.50	0.55	0.12
	168.00	172.50	4.50	0.52	0.11
	186.00	208.5	22.5	0.39	0.13
	223.50	225.00	1.5	0.88	0.12
	231.00	240.00	9.00	0.34	0.09
	247.50	252.00	4.50	0.75	0.14
	264.00	265.50	1.50	1.35	0.02
	268.50	270.00	1.50	0.81	0.01
	277.50	280.50	3.00	0.34	0.01
	289.50	291.00	1.50	0.61	0.04
	297.00	298.50	1.50	1.41	0.01
	309.00	316.50	7.50	0.71	0.01

TPD239	No significant results					Exploration
TPD240						Exploration

TPD241	70.50	76.50	6.00	0.79	0.15	Stepout
	84.00	100.50	16.50	0.35	0.17
	118.50	123.00	3.00	0.58	0.17
	169.50	174.00	4.50	1.05	0.11
	186.00	207.00	21.00	1.26	0.31
	214.50	225.00	10.50	1.44	0.15
	283.50	286.50	3.00	0.77	0.01
	318.00	319.50	1.50	0.86	0.19
	322.50	327.00	4.50	0.45	0.00
	331.50	358.50	27.00	0.77	0.24

TPD242	0.00	17.50	17.50	1.07	0.07	Infill
	23.50	28.00	4.50	0.31	0.08
	32.50	44.50	12.00	0.64	0.09
	47.50	97.50	50.00	1.53	0.48
Incl	82.50	88.50	6.00	3.91	0.68
	105.00	514.50	409.50	1.92	0.30
Incl	172.50	174.00	1.50	12.1*	0.38
and	175.50	177.00	1.50	10.20	0.56
and	175.50	177.00	1.50	10.20	0.56
	450.00	514.50	64.50	1.35	0.13

TPD243	168.00	169.50	1.50	0.79	0.01	Exploration

TPD244	187.50	192.00	4.50	1.06	0.01	Stepout
	213.00	220.50	7.50	0.52	0.01
	519.00	520.50	1.50	0.53	0.00
	540.00	541.50	1.50	0.67	0.01
	550.50	552.00	1.50	0.94	0.01

TPD245	70.50	72.00	1.50	3.27	0.09	Exploration
	94.50	97.50	3.00	0.73	0.40
	217.50	219.00	1.50	1.27	0.01
	240.00	243.00	3.00	0.44	0.01
	244.50	247.50	3.00	0.93	0.01

TPD246	312.00	325.50	13.50	0.50	0.03	Infill
	330.00	348.00	18.00	1.35	0.02
	358.50	474.00	115.50	1.15	0.03
	493.50	498.00	4.50	0.33	0.01
	501.00	514.50	13.50	0.40	0.02
	519.00	531.00	12.00	0.67	0.01
	541.50	583.50	42.00	0.87	0.03
	586.50	598.50	12.00	0.41	0.03
	607.50	670.50	63.00	0.63	0.05
	678.00	696.00	18.00	0.64	0.01
	703.50	705.00	1.50	0.66	0.00
	712.50	718.50	6.00	3.45	0.00

TPD247	0.00	44.00	44.00	0.69	0.09	Infill
	49.50	126.00	76.50	1.17	0.40
	163.50	175.50	12.00	0.43	0.30
	181.50	330.00	148.50	2.34	0.39
Incl	219.00	223.50	4.50	17.87	1.83
and	289.50	294.00	4.50	18.11	0.52
and	309.00	315.00	6.00	8.78	0.79
	334.50	336.00	1.50	0.75	0.08
	345.00	370.50	24.00	1.01	0.07
	378.00	448.50	70.50	1.09	0.11
	465.00	609.00	144.00	1.39	0.12
	636.00	637.50	1.50	0.64	0.03
	643.50	673.50	30.00	1.20	0.05
Incl	654.00	655.50	1.50	19.3*	0.14
	709.50	711.00	1.50	0.61	0.11
	714.00	721.50	7.50	0.59	0.04
	732.00	735.00	3.00	0.55	0.05
	738.00	759.00	21.00	0.62	0.05
	778.50	795.00	16.50	1.77	0.18
	802.50	807.00	4.50	0.87	0.37
	823.50	840.00	16.50	1.77	0.18
	847.50	852.00	4.50	0.87	0.37

TPD248	No significant results					Stepout
TPD248A

TPD248B	16.00	17.50	1.50	2.32	0.03	Stepout
	85.50	90.00	4.50	1.03	0.01
	171.00	172.50	1.50	0.52	0.02
	189.00	190.50	1.50	1.19	0.29
	244.50	259.50	15.00	0.57	0.20
	279.00	282.00	3.00	0.49	0.17
	307.50	313.50	6.00	0.41	0.06
	319.50	339.00	18.00	0.59	0.10
	348.00	349.50	1.50	1.04	0.02
	355.50	357.00	1.50	1.09	0.01
	360.00	367.50	7.50	0.47	0.03
	375.00	379.50	4.50	0.71	0.02
	391.50	408.00	16.50	1.76	0.01
	429.00	430.50	1.50	9.79	0.00
	435.00	436.50	1.50	0.74	0.01
	442.50	445.50	3.00	0.32	0.01
	457.50	459.00	1.50	0.74	0.00
	483.00	495.00	12.00	2.68	0.01
Incl	493.50	495.00	1.50	21.3*	0.01

TPD249	35.50	37.00	1.50	1.02	0.01	Infill
	135.00	144.00	9.00	0.63	0.32
	166.50	183.00	16.50	1.02	0.07
	210.00	213.00	3.00	1.55	0.01

TPD250	8.50	13.00	4.50	0.68	0.01	Infill
	64.50	66.00	1.50	1.29	0.02
	78.00	84.00	6.00	0.79	0.01
	210.00	223.50	13.50	0.37	0.21
	228.00	229.50	1.50	3.88	0.30
	261.00	264.00	3.00	0.38	0.14
	274.50	282.00	7.50	0.38	0.11
	288.00	295.50	7.50	1.11	0.16
	322.50	324.00	1.50	1.16	0.10
	328.50	333.00	4.50	0.99	0.08
	334.50	339.00	4.50	0.41	0.04
	360.00	370.50	10.50	0.69	0.02
	372.00	379.50	7.50	0.88	0.00
	405.00	412.50	7.50	0.88	0.00
	438.00	439.50	1.50	3.40	0.02
	456.00	469.50	13.50	2.07	0.00
Incl	468.00	469.50	1.50	58.4*	0.00

* High gold assay Infill intervals top-cut to 12.0g/t consistent with NI-43-101 resource model